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                                                                  Exhibit (D)(2)


                              [ECOMETRY LETTERHEAD]


                                November 8, 2001

John Marrah
325 S.E. 7th Avenue
Delray Beach, FL  33483

         Re:  Retention Bonus

Dear John:

         Ecometry Corporation (the "Company") has appointed an Independent Committee of its Board of Directors with respect to a possible business reorganization involving a purchase, sale, merger, joint venture or otherwise (including, without limitation, a potential management buyout involving the acquisition by certain members of the Company's senior management ("Management Group") of the outstanding capital stock of the Company not owned by members of the Management Group) (the "Transaction"). The Board of Directors of the Company desires to assure itself of the continuing benefits of your knowledge and experience in the affairs of the Company during the evaluation of and through the consummation of a possible Transaction. Therefore, in the event (i) you are still employed by the Company on the date on which the Company consummates a Transaction or (ii) prior to the consummation of a Transaction your employment with the Company is involuntarily terminated by the Company other than for Cause (as defined below), the Company shall pay to you a bonus equal to $250,000, subject to applicable withholding and other taxes in a lump sum upon such consummation of a Transaction. For purposes of this Letter Agreement, termination for Cause shall mean termination because of (A) your willful failure to follow the good faith directions of the Chairman of the Company or the executive officer of the Company charged with your supervision provided to you (other than any such failure resulting from your incapacity due to illness or physical or mental disability) after written notice thereof from the Company and a ten (10) day opportunity to cure, (B) any act by you of fraud or dishonesty, misappropriation or embezzlement, or willful misconduct or gross negligence in connection with the performance of your duties hereunder, (C) a breach by or of any contractual or legal duty to the Company (including, non-compliance with the written policies, guidelines and procedures of the Company or any of its affiliates), after written notice thereof from the Company and a ten (10) day opportunity to cure in the event that such breach was not willful, (D) your conviction of the commission of a felony or a crime involving moral turpitude (including pleading guilty or no contest to such crime or a lesser crime which results from plea bargaining), whether or not such felony, crime or lesser offense was committed in connection with the business of the Company, (E) habitual drunkenness or substance abuse by you or (F) any act of you which injures or could reasonably be expected to injure the reputation, business or business relationships of the Company.


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         Please confirm your agreement to the foregoing by signing the enclosed copy of this letter where indicated below and returning the same to me.

                                       Very truly yours,



                                       /s/ Wilburn W. Smith
                                       -----------------------------------------
                                       Wilburn W. Smith


Acknowledged and agreed to on
this 8th day of November 2001.



/s/ John Marrah
---------------------------------
John Marrah